This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

Apritl 30, 2003

3.

Press Release

The press release was issued on April 30, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) reports assay results from an additional seven holes drilled as part of the second phase diamond drill program at the Company’s 90% owned Bisha Property in Eritrea. These high-grade assays include 35.4 meters grading 25.98 g/t Au and 30.65 g/t Ag in Hole B-9, 48.40 meters grading 9.79 g/t Au and 427.87 g/t Ag in Hole B-11, 29.05 meters grading 4.18% Cu  (including 7.5 meters grading 14.20% Cu) in Hole  B-12, 20.0 meters grading 14.13 g/t Au and 96.94 g/t Ag and 37.5 meters grading 2.22% Cu in Hole B-14, 21.84 meters grading 6.75 g/t Au in Hole B-15 and 17.26 meters grading 7.75 g/t Au in hole B-16.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on April 30, 2003.

NEVSUN RESOURCES LTD.

Per: "Maureen Carse"

Maureen D. Carse

Corporate Secretary

HIGH-GRADE INTERCEPTS EXTEND STRIKE LENGTH

 AT BISHA PROJECT

April 30, 2003

Nevsun Resources Ltd. (NSU-TSX) reports assay results from an additional seven holes drilled as part of the second phase diamond drill program at the Company’s 90% owned Bisha Property in Eritrea. These high-grade assays include 35.4 meters grading 25.98 g/t Au and 30.65 g/t Ag in Hole B-9, 48.40 meters grading 9.79 g/t Au and 427.87 g/t Ag in Hole B-11, 29.05 meters grading 4.18% Cu  (including 7.5 meters grading 14.20% Cu) in Hole  B-12, 20.0 meters grading 14.13 g/t Au and 96.94 g/t Ag and 37.5 meters grading 2.22% Cu in Hole B-14, 21.84 meters grading 6.75 g/t Au in Hole B-15 and 17.26 meters grading 7.75 g/t Au in hole B-16.

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
B-9	9.25	44.65	35.4	25.98	30.65	0.14	0.66	0.09
and	70.1	76.5	6.4	0.16	3.38	0.90	0.004	0.014
B-11	11.95	60.35	48.40	9.79	427.87	0.06	0.39	0.07
and	60.60	72.0	11.40	0.05	1.72	0.65	0.003	0.027
B-12	1.52	9.50	7.98	0.23	3.11	0.87	0.042	0.116
and	69.0	98.05	29.05	0.63	15.25	4.18	0.06	0.02
Incl.	69.0	76.5	7.5	0.97	41.1	14.20	0.21	0.03
B-13	27.43	57.0	29.57	0.01	0.50	0.55	0.004	0.09
and	96.0	101.5	5.5	1.07	76.99	1.61	0.75	7.86
B-14	29.0	49.0	20.0	14.13	96.94	0.09	1.85	0.07
and	49.0	86.5	37.5	0.57	14.88	2.00	0.04	0.02
B-15	1.5	10.5	9.0	2.75	36.83	0.07	0.39	0.05
and	35.66	57.5	21.84	6.75	36.72	0.08	0.20	0.08
and	57.5	69.1	11.6	0.79	20.10	1.74	0.03	0.01
B-16	1.54	18.80	17.26	7.75	15.78	0.15	0.63	0.08
and	28.0	32.0	4.0	11.54	31.38	0.06	0.48	0.05
and	124.35	157.0	32.65	0.69	12.36	0.50	0.02	1.32

Inclusive of these holes, drilling now covers a strike length of approximately 200 meters. 5,000 meters of drilling is planned to cover a total strike length of approximately 600 meters over this initial drill target. 1,000 meters will test other targets on the Bisha Property in close proximity to this first mineralized zone.

Hole B-9 was drilled under hole B-7 to intersect the sulphide zone at depth. It intersected a near surface gossan zone and a zone of poor core recovery from 70.1 to 76.5 meters. Hole B-10 was drilled to test a weak EM response at the western edge of the zone and returned no significant values. Hole B-11 was drilled 50 meters to the north of B-5 and intersected the same horizon as hole B-5 and hole B-7. This confirms the continuity of high-grade gold over at least 150 meters in this horizon. Hole B-12 stepped back to the west under B-11 to test the same horizon as B-13 drilled 50 meters to the south and B-8 drilled 100 meters to the north. B-14 was drilled 50 meters to the north of B-12 and confirmed continuity. Hole B-15 was drilled 50 meters to the north of B-4 to test the same horizon as B-4, B-14, B-12 and B-13. The hole was lost in massive sulphides at a depth of 69.1 meters. This horizon can now be traced over 200 meters of strike length with high-grade gold and copper. Hole B-16 tested the same horizon as that encountered in B-3 located approximately 50 meters to the north (see map below).

Robin Chisholm, P. Geol. (Alberta), independent Consultant Geologist, of Taiga Consultants Limited, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometers in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in mid to late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

 Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

Nevsun Resources Ltd.
Drill Hole & Trench Map
Main Gossan Area
Bisha Property
Eritrea
Date: 23/4/03
Author: FCC
Office: IMAP
Drawing:
Scale: 1:3.5k
Projection: UTM Zone 37, N Hem. (WGS 84)
0
25
50
100
metres
339000mE
339200mE
339400mE
339600mE
1716200mN
1716000mN
1715800mN
B1
B2
B2a
B3
B5
B6
B7
B8
B9
B10
B11
B12
B13
B14
B15
B16
Trench 1
Trench 2
Trench 3
Trench 4
Trench 5
Trench 6
Trench 7
Trench 8
Trench 9
Trench 10
Trench 12
Trench 13
Trench 14
Trench 15
Trench 16
Base of Hill
Ridgeline
Shebetera River
LEGEND
Stratified Units
Alluvium
Felsic to Intermediate Volcanics
Iron Oxide (oxidized massive sulphide)
Oxidized Semi-Massive Sulphide
Siliceous Tuff
Quartz Crystal Tuff
Mafic Volcanics: lapilli to ash tuffs & flows
Intrusive Units
Felsic Dome
B-1
Diamond Drill Hole
(B-1 to -6: Nov.-Dec. 2002,
B-2a, B-7 to -13 Feb.-Mar., 2003,
locations for B-14 to -16 unavailable)
Trench
Trench
(trenches 1-3 by hand, Dec. 2002,
trenches 4-15 mechanical, March, 2003)